

Maryann Salt, Inc.

Canoe – A digital mortgage app for new lending mandate 2021.

Our mission is to reduce denial rates in mortgage lending.

San Francisco, CA

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Community Impact

- Social Justice
- Community Building
- Women Owned
- Minority Owned
- Sustainability
- Education

Pitch

Maryann Salt Inc., and its product – Canoe is a digital mortgage application compliant with the new 2021 government lending mandate. The lending mandate requires implementation of a new uniform mortgage application – format, with underwriting specification changes and data collection requirements. This will disrupt the mortgage industry with operational challenges.

Mortgage applications have not changed since 2009. This is important because the consumer data is electronically analyzed for eligible programs, such as a standard 30 year fixed mortgage. We refer to this eligibility process as a "black box". Government proprietary decisioning on consumer eligibility is a screening process that's just as much about technical errors as it is about verifying eligibility. A mortgage application is the first chance to make sure correct data and consumer information is collected to ensure a consumer matches eligible lending programs. Something as simple as not completing a data field or not putting accurate applicant data can cause a rejection or denial. According to Corelogic, 2018, a survey of 5M applications stated that 2.65M of applications were denied, or withdrawn including applications that were incomplete.

Maryann Salt, Inc. is on a mission to reduce mortgage denial rates. Denial rates have contributed to housing disparities in lending. According to Lending Tree, 2020, African Americans were denied for refinance 33% of the time compared to the overall 17% refinance denial rate. The Canoe digital application will meet lending mandate and improve the chances of getting approved for a mortgage loan. We are using machine learning and artificial intelligence to connect applicants with lending solutions that have the best chance for success.

Key Facts

The government-sponsored entities, Fannie Mae & Freddie Mac have a 2021 mandate to require implementation of a uniform application, underwriting and data collection.

94 more data points and 120% more information required from consumers.

Disrupts & Impacts banks, lenders, real estate agents, homeowners, and buyers.

Our founder has experience with digital platforms like Quicken Loans, Rocket Companies $RKT. Our founder is a sponsored mortgage originator. Simply put we have experience with the

Mortgage denials contribute to housing disparities.

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Intro Video concept – bit.ly/canoeintro (43 seconds)



What

Canoe is creating the first new digital application to meet a federal lending March 2021 mandate.
Summary of mandate: Fannie Mae & Freddie Mac, also referred to as GSE (government sponsored enterprise), is the major market guarantor / buyer of mortgages. Together with the Consumer Finance Protection Board, the newly redesigned uniform loan application and format, with underwriting specifications and data collection is a mandate for implementation, initially March 2021, recently moved to 2022, due to COVID-19.
This event will disrupt mortgage operations everyone requiring customers to provide more information. All online mortgage loan application formats will be have to change and new underwriting concepts are being introduced. Automation and digitization will contribute to denial rates.

Presentation - bit.ly/canoecrowdfund (voice).
Youtube rendering (1.30 mins.)



Platform Experience
M
bit.ly/canoecrowdfu...

Our Mission
To reduce denial rates in mortgage lending.

Problem

1. Denial rates contribute to housing disparities.
2. The 2021 mandate will present operational challenges industrywide.
3. Access to mortgages will be impacted; especially, due to COVID-19.



Problem
Denial rates contribute to housing disparities.
The 2021 mandate will present operational challenges industrywide.
Access to mortgages will be impacted; especially, due to COVID-19.

Solution

1. Digital mortgage platform and application
2. Mortgage optionality - use of artificial intelligence for broader access to products and services
3. Re-designed data architecture



SOLUTION
Digital mortgage platform and application
Mortgage optionality with artificial intelligence
Leverage machine learning and data science

Market Validation

- Government lending agencies have required implementation by 2021.
- The uniform application format has not been changed since 2009.
- New lending concepts will impact decisioning.

Market Validation
Government lending agencies have required implementation by 2021.
The uniform application form has not been changed since 2009.
New lending concepts will impact lending decisioning.

Example of Changes - Disclosing Housing History
Old Format - A borrower only has to check off the Rent box if they're a Renter

Borrower III. BORROWE
Borrower's Name (include Jr. or Sr. if applicable)

Social Security Number	Home Phone (incl. area code)	DOB (mm/dd/yyyy)	Yrs. School
☐ Married ☐ Separated	☐ Unmarried (include single, divorced, widowed)	Dependents (not listed by Co-Borrower) no.	ages
Present Address (street, city, state, ZIP)		☐ Own ☐ Rent ___No. Yrs.	
Mailing Address, if different from Present Address			
If residing at present address for less than two years, complete the following:			
Former Address (street, city, state, ZIP)		☐ Own ☐ Rent ___No. Yrs.	

New Application under the 2021-2021 mandate



Current Address
Street ___ Unit # ___
City ___ State ___ ZIP ___ Country ___
How Long at Current Address? ___ Years ___ Months **Housing** ○ No primary housing expense ○ Own ○ Rent ($___ /month)

If at Current Address for LESS than 2 years, list Former Address ☐ *Does not apply*
Street ___ Unit # ___
City ___ State ___ ZIP ___ Country ___
How Long at Former Address? ___ Years ___ Months **Housing** ○ No primary housing expense ○ Own ○ Rent ($___ /month)

Mailing Address – *If different from Current Address* ☐ *Does not apply*
Street ___ Unit # ___
City ___ State ___ ZIP ___ Country ___

Explanation: Not only does a borrower need to check that they rent, but if they do not rent, they check off "No primary housing expense." They also have to input their housing expense.

Today, rental housing expense is not required nor is the requirement to check off "No primary housing expense".

This variation between the old format and new one means that additional requirements are going to be met in order to borrow.

There are many more fields we have captured. Data architecture and process must be central. This will impact realtors, lenders, buyer and homeowner.

We are using AI to scenario test and implement an effective application that will reduce error(s) and improve the probability to get a mortgage loan.

****

Market Size

- $800B Non Bank Mortgage Originations
- We have $28M Traction in this market
- Our goal is 4% Market Share, or $280M
- Quicken Loans started in 2015, and just went public $RKT NYSE, raising $1.8B on a mortgage platform.

Revenue Model



Mortgage Origination
Addressable Market
$74,546,652
Smart Home Search & Mortgage Options Homebot + Mortgage Coach
Sign up 30 new realtors + 25 free customers
Smart Home Search & Mortgage Option - Homebot
Business Partnerships
Real Estate Agents
CANOE
Subscriptions
Digital platform & application
New Customer Acquisition
Website
Paid Ads + Social Media Platforms

Market Adoption

- 2021 Web based platform and application
- Business partnerships
- Point-of-Sale Integration

Software Market Adoption
2021 Web based platform & app
Business partnerships
Point-of-Sale Integration

Competitive Advantage

- Five year traction in mortgage financial technology
- 3/4 of our customers are underrepresented minorities
- We use artificial intelligence in the mortgage process and customer engagement
- Mortgage optionality contributes to conversion rates
- $26M in volume transactions over past five years

Competitive Advantage


Traction:
AI housing tools creates user engagement
Traction:
Mortgage optionality contributes to conversion rates
Traction:
$26M in volume transactions underwriting mortgages and originations

Financial

- We are looking for 24 months financing to reach product market fit.
- $4M post money valuation
- Convertible notes with $7M cap and 6%interest rate

History

Maryann Salt has been a licensed real estate agent and mortgage loan originator. Originations include some $28,6M in mortgage loans – underwriting and using digital platforms like Quicken Loans a subsidiary of Rocket Mortgage $RKT, over 47.9 months. 41% of originations have been in conventional purchase, 25% with conventional refinance, 21% with FHA Purchase, 4% Non-prime – alternative financing, 6% VA Purchase, and 3% FHA refinancing in Northern California.

Our Mission is to decrease the mortgage denial rates as it pertains to housing disparities. We have experience working with a diverse demographics and amongst a broad product makeup. We believe this puts us at an advantage working with some challenging scenarios such as down payment assistance, multi-generational applicants and various income documentation types of mortgages for homebuyers, and investors.


Mortgage Denial Rates
Contribute to Housing Disparities
30.22%
African Americans
Total denial rate is 17% for refinances - according to Lending Tree, 2020

Current Addressable Market is $74,546,652. We are considered an Originate to Distribute model, a model that's absent in the measures of holding mortgages. The post crisis shift in residential mortgage lending activity from banks to nonbanks has mostly involved originations and servicing rather than holding loans. In 2016, the volume of 1-4 single family mortgages originated by non-banks surpassed the volume originated by banks. In 2016 non-banks made up52.5% of originations and banks made up 47.5%. Non-banks have access to credit and because of technology we can originate with lower costs with light to no dependency on credit mortgage defaults costs are lower due to changes in regulation. Volume and in the non-bank mortgage originator industry that's an $800B Market. Quicken loans a subsidiary of Rocket Mortgage has a 9% market share and our long-term goal is to reach 4% market share in originations and using machine learning and artificial intelligent technology.

Business Model

Originate to Distribute model mortgage origination sales + SAAS Tech software subscription model.

Our Team


Team
Maryann Salt
CEO& Founder
Mortgage & Fintech
MSc Financial Analysis & Investment Management
17 years as a mortgage aggregator & banker, direct sponsorship underwriting for
Tony Fa
Business Development Operations
SAAS based
Experience: Airline operations and sports marketing & event planning
Richard Ao
Full Stack Software Engineer
Experience: TCS & IBM, Crypto Wallet
Loni Fa
Tech Lead - Data engineer
Experience: Budget and revenue analyst

PROJECT SCOPE
This contract outlines an outsourced sales partnership between JumpCrew and Canoe. This contract is between JumpCrew LLC and Canoe henceforth referred to as "Client."

Pending formation of additional experienced team
- Marketing & Social Media : Quality Assurance
- Diversity & Inclusion : Customer Success & Policy
- Finance & Capital Markets : Mortgage processing

****
General Road Map
– Close out fundraising December 2020
– First month of revenues December 2020
– First month of revenues with Jump Crew February 2021
– Software Sales est. launch January 2022
Product Road Map
– Smart home search and agent info sessions November – December 2020.
– SEO Marketing in production February 2021
– Google – paid adds, Facebook & Instagram + social media advertising February 2021
– Jump Crew slow exit June 2021 – December 2021
– Canoe Digital Platform – Digital Mortgage Application January 2022
Short Term Goals
– 2,000 new customers online by May 2021
– Testing environment for Fannie Mae & Freddie Mac URLA start December 2020
– Agile software development 2021

Thank you

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🏠 Our Terms ⌃

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Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

$250
Minimum Investment

6.0%
Annual Rate

Annually
Payment Frequency

2 years
Maturity

Perk calculator
Please select potential investment amount to reveal available perks

$250

Canoe T-shirt, Access to Home Search App, and Monthly Digital Newsletter   Only 100 Packages Offered
1. Canoe T-Shirt
2. Access to our Home search app

Invest $250

Benefits & Perks

$250
Only 100 Packages Offered

Canoe T-shirt, Access to Home Search App, and Monthly Digital Newsletter

1. **Canoe T-Shirt** Our company t-shirt is great for the gym, running errands, or wearing to
2. **Access to our Home search app** Enjoy access to our home search app, and a free digital monthly newsletter. Options to receive the monthly home search digital newsletter via text or email are available. Email registration is required.

Read less

$7,000
Only 15 Packages Offered

Canoe Coffee Mug and $100 Home Depot Gift Card

1. **Access to our Home search app** Enjoy access to our home search app, and a free digital monthly newsletter. Options to receive the monthly home search digital newsletter via text or email are available. Email registration is required.

2. **Canoe T-Shirt** Our company t-shirt is great for the gym, running errands, or wearing to
3. **Canoe Coffee Mug** Canoe branded coffee mug to start your morning.
4. **Home Depot Gift Card** $100 gift card to Home Depot!

Read less

$15,000
Only 7 Packages Offered

Polynesian Cultural Center – Dinner & Show for Two, Tote Bag, and Appraisal Report

1. **Home Depot Gift Card** $100 gift card to Home Depot!
2. **Access to our Home search app** Enjoy access to our home search app, and a free digital monthly newsletter. Options to receive the monthly home search digital newsletter via text or email are available. Email registration is required.

Read less

3. **Canoe T-Shirt** Our company t-shirt is great for the gym, running errands, or wearing to
4. **Dinner and a Show for Two** Dinner and an evening show at the Polynesian Cultural Center* valued at $242.94 per adult, $194.96 per child. Subject to COVID-19 restrictions and government travel restrictions. *The Polynesian Cultural Center is located in Laie, Hawaii does not sponsor the event. Travel and hotel accommodations are not included.

Read less

5. **Reusable Tote** Go Green with a Canoe branded reusable grocery tote!
6. **Canoe Coffee Mug** Canoe branded coffee mug to start your morning.
7. **Appraisal Report** Free appraisal report for owned property. This includes neighborhood recent sales and property condition valuation. This can be used for a future listing of a property condition valuation. This can be used for a future listing of a property owned by the investor. This appraisal report offer will expire in 2 years from the date of investment by the investor.

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$50,000
Only 4 Packages Offered

Invitation to Virtual Launch Party, Access to BETA Canoe App, and Quarterly Meetings

1. **Dinner and a Show for Two** Dinner and an evening show at the Polynesian Cultural Center* valued at $242.94 per adult, $194.96 per child. Subject to COVID-19 restrictions and government travel restrictions. *The Polynesian Cultural Center is located in Laie, Hawaii does not sponsor the event. Travel and hotel accommodations are not included.

Read less

2. **Reusable Tote** Go Green with a Canoe branded reusable grocery tote!
3. **Appraisal Report** Free appraisal report for owned property. This includes neighborhood recent sales and property condition valuation. This can be used for a future listing of a property condition valuation. This can be used for a future listing of a property owned by the investor. This appraisal report offer will expire in 2 years from the date of investment by the investor.

Read less

4. **Home Depot Gift Card** $100 gift card to Home Depot!
5. **Canoe Launch Party** Invitation to our virtual Launch Party via Zoom!
6. **Quarterly Meeting** Access to quarterly meetings with the entire team and access to our beta application.

Read less

7. **Canoe Coffee Mug** Canoe branded coffee mug to start your morning.
8. **Canoe T-Shirt** Our company t-shirt is great for the gym, running errands, or wearing to bed!

Read less

9. **Access to our Home search app** Enjoy access to our home search app, and a free digital monthly newsletter. Options to receive the monthly home search digital newsletter via text or email are available. Email registration is required.

Read less

$100,000
Only 2 Packages Offered

In-Person or Virtual Meet and Greet in San Francisco

1. **Meet & Greet** Meet & Greet with the CEO and Canoe team! Invitation for a future date in San Francisco, CA, pending COVID-19 travel restrictions, or virtual meet and greet! Airfare and hotel stay included and subject to local county and city COVID-19 ordinances and regulations.

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2. **Quarterly Meeting** Access to quarterly meetings with the entire team and access to our beta application.

Read less

3. **Canoe Launch Party** Invitation to our virtual Launch Party via Zoom!
4. **Canoe Coffee Mug** Canoe branded coffee mug to start your morning.
5. **Appraisal Report** Free appraisal report for owned property. This includes neighborhood recent sales and property condition valuation. This can be used for a future listing of a property condition valuation. This can be used for a future listing of a property owned by the investor. This appraisal report offer will expire in 2 years from the date of investment by the investor.

Read less

6. **Dinner and a Show for Two** Dinner and an evening show at the Polynesian Cultural Center* valued at $242.94 per adult, $194.96 per child. Subject to COVID-19 restrictions and government travel restrictions. *The Polynesian Cultural Center is located in Laie, Hawaii does not sponsor the event. Travel and hotel accommodations are not included.

Read less

7. **Reusable Tote** Go Green with a Canoe branded reusable grocery tote!
8. **Home Depot Gift Card** $100 gift card to Home Depot!
9. **Access to our Home search app** Enjoy access to our home search app, and a free digital monthly newsletter. Options to receive the monthly home search digital newsletter via text or email are available. Email registration is required.

Read less

10. **Canoe T-Shirt** Our company t-shirt is great for the gym, running errands, or wearing to bed!

Read less

View less perks

Our Location

Virtual Remote Workspace: www.canoe4.slack.com
We plan to operate remotely until COVID-19 conditions improve. We are primarily located in the San Francisco Bay Area. Our short term plans are to expand into Southern California and then, Nationwide. We are also located in West Valley City, Utah.

Mail: 101 N. Brand Ave, 10th Fl, Glendale, CA 91203

We consider San Francisco Bay Area zip code 94105, as our primary target location.

94
Walk Score

Our Team



Maryann Salt FOUNDER

CEO

As a person that wants to create impactful experiences that apply to all, Maryann invests her soul and imagination into every product that she works on. With a Masters of Science in Financial Analysis and Investment Management at College of Saint Mary's, and BS in Business Finance, she has seventeen years of experience in mortgage, real estate and fintech in consumer and real estate loans and over $150M in lifetime mortgage sales value. Maryann has received executive awards, and recognition in this field of expertise. Her fintech and investment management experience is highlighted by working at firms like Morgan Stanley and Prosper. She's volunteered for organizations like Glide Memorial Church, Investwrite, local food banks, and is an active alumni of the College of Saint Mary's. She's competed in local industry competitions like the 2017 CFA Challenge in San Francisco, CA and spent a year completing coursework at CFA Society, San Francisco, CA. She values the opportunity to create products that will have direct impact on assisting customers drive their own experiences with intelligent solutions.

Team members to join: Software Engineer, Data Scientist, Operations Director, Marketing, Customer Success, Finance & Capital Markets
Please see their descriptions in our Business Summary. Thank you

Our Milestones

Show All

2015

Digital Mortgage Origination & Sponsored Desktop Underwriting
First-year as a mortgage origination business using digital lending platforms. Sponsored underwriting for government lending agencies.
Dec 31st

2020


Homeowners
HOME SENDS
33
HOME OPENS
23
69%
HOME VIEWS
14
42%
Buyers
BUYER SENDS
59
BUYER OPENS
28
47%
BUYER VIEWS
6
10%

Using aritificial intelligence impacts customer engagement.
Kicked off digital platform
Jun 1st

Corporation Formation
Formed Maryann Salt, Inc.
Jun 10th

Automated mortgage quote and scenario analysis
Mortgage analysis application kickoff. Automation tool for digital analysis.
Jul 20th

Banking as a Service
Revolut business banking set up Banking - as-a-Service capabilities
Aug 1st

FAQ

Q: What is Maryann Salt, Inc.

A: Maryann Salt, Inc. is a California corporation formed in June 2020. It's sole owner and operator is Maryann Salt a licensed mortgage loan originator and licensed real estate agent.

Q: What is Canoe?

A: Canoe is our digital mortgage web platform and application we are building compliance with the new uniform mortgage application rendered online in our platform.

Q: Why the name Canoe?

A: Our founder, Maryann Salt, is polynesian and the inspiration for the name Canoe is attributable to the voyage revival of

A: Our founder, Maryann Sato, is polynesian and the inspiration for the name Canoe is attributable to the voyage revival of canoeing in the South Pacific by indigenous polynesians. Using mother nature as it's technology, the Canoe was used to discover new islands and contributed to it's culture and customs. If you visit the Polynesian Cultural Center in Hawaii, you'll learn about all the wonderful things about Polynesia.

Canoe is a tribute to the history of the indigenous polynesians and their thirst for boundless discoveries with it's Canoe. We use the word Canoe to symbolize diversity and inclusion in the technology that we are building.

Q: What type of business is a mortgage loan originator?

A: Mortgage loan origination is a legal term to define someone that's licensed to engage in mortgage activities by the Consumer Protection Financial Board.

Q: How do you make money?

A: We are paid by lenders to underwrite and remit loan applications for funding. Please see our business summary for additional information.

Q: What is special and unique about the digital platform and Canoe?

A: It's the first mortgage application building data and mapping specifications to reduce errors in the mortgage application. We'll be asking smarter questions to address new lending concepts at point of sale.

Q: What does your competitive landscape look like?

A: Current Addressable Market is $74,546,652. We are considered an Originate to Distribute model, a model that's absent in the measures of holding mortgages. The post crisis shift in residential mortgage lending activity from banks to nonbanks has mostly involved originations and servicing rather than holding loans. In 2016, the volume of 1-4 single family mortgages originated by non-banks surpassed the volume originated by banks. In 2016 non-banks made up52.5% of originations and banks made up 47.5%. Non-banks have access to
credit and because of technology we can originate with lower costs with light to no dependency on credit mortgage defaults costs are lower due to changes in regulation. Volume and in the non-bank mortgage originator industry that's an $800B Market. Quicken loans a subsidiary of Rocket Mortgage has a 9% market share and our long-term goal is to reach 4% market share in originations and using machine learning and artificial intelligent technology.

Q: What is the road map like for your digital application?

A: General Road Map
- Close out fundraising December 2020
- First month of revenues December 2020
- First month of revenues with Jump Crew February 2021
- Software Sales est. launch January 2022
Product Road Map
- Smart home search and agent info sessions November – December 2020.
- SEO Marketing in production February 2021
- Google – paid adds, Facebook & Instagram + social media advertising February 2021
- Jump Crew slow exit June 2021 – December 2021
- Canoe Digital Platform – Digital Mortgage Application January 2022
Short Term Goals
- 2,000 new customers online by May 2021
- Testing environment for Fannie Mae & Freddie Mac URLA start December 2020
- Agile software development 2021

